Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2 Date of Material Change

August 27, 2024

Item 3 News Release

The press release attached as Schedule “A” was released on August 27, 2024 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9 Date of Report

August 27, 2024.

Schedule “A”

Bitfarms Announces Assumption of Control of Sharon, PA Site

- First U.S. large scale site; Increases U.S. footprint ~7x from 20 MW to 140 MW -
- Strategically located in PJM Interconnection market, providing access to low-cost, flexible power -
- Site well-suited for Bitcoin mining and HPC/AI -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

TORONTO, Ontario and BROSSARD, Québec -- August 27, 2024 -- Bitfarms Ltd. (Nasdaq/TSX: BITF) (“Bitfarms”), a global vertically integrated Bitcoin data center company, entered into the definitive lease agreement and has assumed control of its newest data center in Sharon, Pennsylvania, initially announced on June 13, 2024.

This site represents Bitfarms’ first mega-site in the U.S. with access to up to 120 MW. With this transaction, Bitfarms has closed on 110 MW, 30 of which are slated to come online by YE 2024. Bitfarms has also signed a Letter of Intent for a lease to an additional 10 MW site, which will bring total site capacity to 120 MW in 2025.

“This site increases our U.S. presence nearly sevenfold and kickstarts our aggressive U.S. growth plan,” said Ben Gagnon, Bitfarms CEO. “The Pennsylvania-New Jersey-Maryland (PJM) grid is the largest wholesale electricity market in the U.S., offering abundant access to competitively priced and flexible power that is attractive for Bitcoin mining, energy trading, and HPC/AI, among other uses. For Bitcoin mining specifically, the site is expected to support up to 8 EH/s+ with the latest generation miners, and there are significant curtailment, demand-response and energy trading opportunities available to effectively hedge our energy costs and bring down the total cost of power. Our team has already ordered the necessary equipment, and our current expectation is to bring 30 MW of capacity online by year-end 2024,” concluded Gagnon.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. Bitfarms’ proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	HPC = High-performance computing

●	AI = Artificial intelligence

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, ability to take full advantage of PJM offerings and programs, opportunities relating to the Company’s geographical diversification and expansion, upgrading and deployment of miners as well as the timing therefor, other growth opportunities and prospects, and other statements regarding future growth, and plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of the Company’s facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the LOI on the 10 MW is subject to setting a definitive lease agreement and TSX approval, none of which is assured; the power purchase agreements and economics thereof may not be as advantageous as expected; the Bitcoin market; the ability to successfully mine Bitcoin; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current Bitcoin inventory, or at all; a decline in Bitcoin prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of Bitcoin prices; the anticipated growth and sustainability of hydroelectricity for the purposes of Bitcoin mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate Bitcoin mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the potential adverse impact on the Company’s profitability; the ability to complete current and future financings; the impact of the Restatement on the price of the Company’s common shares, financial condition and results of operations; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for the three and six months ended June 30, 2024 filed on August 8, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contacts:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Innisfree M&A Incorporated

Gabrielle Wolf / Scott Winter

+1 212-750-5833

Laurel Hill Advisory Group

1-877-452-7184

416-304-0211

assistance@laurelhill.com

Media Contacts:

U.S.: Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher or Joseph Sala

212-355-4449

Québec:Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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